

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via facsimile {Neel Lemon: 2146614954}

Mr. Stephen C. Jumper
President and Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701

> **Re: Dawson Geophysical Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 20, 2011**
> **File No. 333-174843**

Dear Mr. Jumper:

We have reviewed your amendment and your letter dated July 20, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We remind you to make parallel changes as appropriate. See prior comment 1 from our letter to you dated July 8, 2011. All references in today's comment letter to "prior" comments refer to comments from the letter dated July 8, 2011.

2.   References to page numbers in this comment letter correspond to the pagination that appears in the marked version of the current amendment. To expedite the staff's review, please also key your page references in your letter of response to the marked version.

3.   With regard to the materials you provided supplementally in response to prior comment 2, portions of the materials prepared by Raymond James are not legible. The quality of the photocopies is such that certain data entries are obscured by a dark-colored background. Please provide us with legible versions of those materials.

4.   We note your response to prior comment 3, as well as the new disclosure at page 66 that you set forth "the most relevant" prospective financial information. Please further revise the amendment to make clear that you have included or summarized all material non-public information that was exchanged and relied upon by the parties.

Questions and Answers About the Merger, page vi

5.   We note your response to prior comment 14. Please revise your disclosure at pages xii and 7 to clarify that if any of the merger conditions described in the preceding bullet points fail to occur *and the condition is not waived*, the merger will not be consummated and the merger agreement will terminate.

6.   Wherever you discuss the condition providing for the receipt of "reconfirmation" from the financial advisor, make clear that the condition provides TGC shareholders with little or no protection insofar as (1) the condition may be waived with no consequences and (2) the merger would then be consummated even if its terms would no longer be found "fair" to TGC or its shareholders. In the alternative, explain to us why that is not the case.

The Merger, page 49

Certain Information Provided by the Parties, page 66

7.   You are responsible for providing disclosure which is both accurate and complete. Therefore, please revise to eliminate the new disclaimer language at pages 67 and 69 which suggests that you are not responsible for the "accuracy or completeness of the prospective information" you provide.

Opinion of Dawson's Financial Advisor, page 69

8.   Notwithstanding your responses to prior comments 18 and 19, you indicate at pages 70 and 75 that each summary is "qualified in its entirety by reference to the full text" of the respective opinion. Please revise or advise.

9.   In your discussion of Raymond James' transaction premium analysis at page 73, please revise to clarify that only six of the 19 merger and acquisition transactions referenced were in the energy sector. Also make sure that you accurately cite the referenced period in the tables you provide, where it appears that four weeks rather than one month was the period in each case.

Opinion of TGC's Financial Advisor, page 75

10. We refer you to prior comment 21. You now disclose that although the referenced ratio "fell outside of the implied exchange ratio range, the analysis did not take into consideration the potential value creation of the merger, and the results of this analysis are not necessarily indicative of the contributions…." Revise to discuss in necessary detail what you mean when you cite "the potential value creation of the merger" in this context and to clarify the relevance of that potential vis-à-vis deal fairness to TGC shareholders.

11. You disclose on page 53 that (1) in February the board discussed different types of "collars," (2) representatives of Southwest Securities participated in the meeting, and (3) the advisors were directed to pursue a collar with certain specified characteristics. If material, please summarize in necessary detail the particulars of Southwest Securities' collar analysis, including but not limited to any opinion it rendered as to the fairness of the agreed upon collar. See Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation S-K. If you do not believe that its analysis and opinion were materially related to the transaction, please explain your conclusion to us.

Material U.S. Federal Income Tax Consequences of the Merger, page 120

12. We refer you to prior comments 12 and 13. It appears that you have provided short form opinions which indicate that the disclosure in this section constitutes the firm's opinion. However, in this section you refer to opinions to be received in the future as a condition to the merger, and then discuss the tax consequences "[a]ssuming that the merger qualifies as a 'reorganization'" for Section 368(a) purposes. We therefore reissue prior comment 13, insofar as counsel does not appear to have opined on the tax consequences based on the facts of the contemplated transaction. You will need to obtain and file appropriate opinions which do not "assume" this conclusion and ensure that the disclosure clearly addresses the material tax consequences in that regard.

Where you can find more information, page 143

13. Provide updated disclosure, including a complete list of the incorporated documents as of the latest practicable date.

Exhibit 5.1

14. Obtain and file a new opinion which does not suggest that (1) it is rendered "only" to you and (2) it may not be relied upon by others.

15. We note that counsel limited the opinions expressed to matters of federal law and the Texas Business Organizations Code. Please have your counsel confirm to us in writing

that the law covered by the opinion includes also the applicable provisions of the Texas Constitution and reported judicial decisions interpreting these laws.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director